Exhibit 77C

Morgan Stanley Real Estate Fund

Meeting Date: October 27, 2011



Approval of an Agreement and Plan of Reorganization between Morgan Stanley Real Estate Fund ("Acquired Fund") and Morgan Stanley Institutional Fund, Inc., on behalf of the U.S. Real Estate Portfolio ("Acquiring Fund"), under which the assets and liabilities of the Acquired Fund will be transferred to the Acquiring Fund.

For          2,624,257.898
Withhold     53,311.404
Abstain      213,204.533